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-------------------------               UNITED STATES SECURITIES AND EXCHANGE COMMISSION              ------------------------------
         FORM 3                                      Washington, D.C. 20549                                     OMB Approval
-------------------------           INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES           ------------------------------
                                                                                                       OMB Number:        3235-0104
                             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Expires:   December 31, 2001
                               Section 17(a) of the Public Utility Holding Company Act of 1935 or      Estimated average burden
                                       Section 30(f) of the Investment Company Act of 1940             hours per response.......0.5
                                                                                                      ------------------------------

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    (Print or Type Responses)
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1.  Name and Address of Reporting Person*   2. Date of Event Requiring    4. Issuer name and Ticker or Trading Symbol
                                               Statement (Month/Day/Year)
                                                                             Lodgian, Inc.
                                               April 9, 1999                 LOD
    Posner   Kenneth  R.                   -----------------------------------------------------------------------------------------
    ------------------------------------    3. I.R.S. Identification      5. Relationship of Reporting  6. If Amendment, Date of
    (Last)        (First)      (Middle)        Number of Reporting           Person(s) to Issuer           Original
                                               Person, if an entity          (Check all applicable)        (Month/Day/Year)
    c/o Lodgian, Inc.                          (Voluntary)
    3445 Peachtree Road, N.E., Suite 700                                     [ ] Director
    ------------------------------------                                     [X] Officer                ----------------------------
                  (Street)                                                       (give title below)     7. Individual or Joint/Group
                                                                             [ ] 10% Owner                 Filing
                                                                             [ ] Other                     (Check Applicable Line)
    Atlanta        GA           30326                                          (specify below)             [X] Form Filed by One
    ------------------------------------                                                                       Reporting Person
    (City)        (State)        (Zip)                                       Chief Financial Officer       [ ] Form Filed by More
                                                                             and Executive Vice President      than One Reporting
                                                                             ----------------------------      Person

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                                        TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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1. Title of Security                        2. Amount of Securities     3. Ownership Form: Direct (D)    4. Nature of Indirect
   (Instr. 4)                                  Beneficially Owned          or Indirect (I) (Instr. 5)       Beneficial Ownership
                                               (Instr. 4)                                                   (Instr. 5)
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Common Stock, par value $.01 per share              10,000                            D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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FORM 3 (CONTINUED)

         TABLE II-- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of                2. Date Exer-           3. Title and Amount of         4. Conversion or    5. Ownership     6. Nature of
   Derivative                 cisable and             Securities Underlying          Exercise Price      Form of          Indirect
   Security                   Expiration              Derivative Security            of Derivative       Derivative       Beneficial
   (Instr. 4)                 Date                    (Instr. 4)                     Security            Security:        Ownership
                              (Month/Day/Year)                                                           Direct (D) or    (Instr. 5)
                                                                                                         Indirect (I)
                                                                                                         (Instr. 5)
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                              Date      Expira-       Title             Amount or
                              Exer-     tion                            Number of
                              cisable   Date                            Shares
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Option to Purchase
Common Stock                  4/9/00    4/9/10        Common Stock      80,000         $5.00                  D
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Option to Purchase
Common Stock                  4/9/01    4/9/11        Common Stock      80,000         $5.00                  D
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Option to Purchase
Common Stock                  4/9/02    4/9/12        Common Stock      80,000         $5.00                  D
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Option to Purchase
Common Stock                  4/9/03    4/9/13        Common Stock      80,000         $5.00                  D
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Option to Purchase
Common Stock                  4/9/04    4/9/14        Common Stock      80,000         $5.00                  D
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Explanation of Responses:




** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually           /s/ Kenneth R. Posner              October 15, 1999
        signed.  If space is insufficient, see Instruction 6 for          ------------------------------------  -------------------
        procedure.                                                               Kenneth R. Posner                      Date

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